UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 7)

                    Under the Securities Exchange Act of 1934


                       TTI Team Telecom International Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       Ordinary Shares, NIS 0.5 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M88258104
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                                 (CUSIP Number)


                 Arad Investment and Industrial Development Ltd.
                               3 Har Sinai Street
                             Tel Aviv 65816, Israel
                                 +972-3-713-0200
                              Attention: President
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 2, 2005
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             (Date of Event which requires Filing of this Statement)
--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of at section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M88258104


1. NAMES OF REPORTING PERSONS: Arad Investment and Industrial Development Ltd.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A


-------- -----------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
2.
                                                                (a)  |_|

                                                                (b)  |_|

-------- -----------------------------------------------------------------------
3. SEC USE ONLY


-------- -----------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

         N/A
-------- -----------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |X|
-------- -----------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

------------------------ ----- -------------------------------------------------

       NUMBER OF         7.SOLE VOTING POWER:  0


        SHARES
                         8. SHARED VOTING POWER: 3,652,476

     BENEFICIALLY


        OWNED BY
                         9. SOLE  DISPOSITIVE POWER:   0

         EACH

                        10. SHARED DISPOSITIVE POWER: 3,652,476
       REPORTING


        PERSON


         WITH



-------- -----------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:    3,652,476


-------- -----------------------------------------------------------------------

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS):            |_|

-------- -----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.7%


-------- -----------------------------------------------------------------------

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               CO
-------- -----------------------------------------------------------------------

CUSIP No. M88258104


1. NAMES OF REPORTING PERSONS: Shlomo Eisenberg

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A


-------- -----------------------------------------------------------------------
2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                (a)  |_|

                                                                (b)  |_|

-------- -----------------------------------------------------------------------
3. SEC USE ONLY


-------- -----------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

         BK
-------- -----------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |X|
-------- -----------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

------------------------ ----- -------------------------------------------------

       NUMBER OF         7.SOLE VOTING POWER:  783,748


        SHARES
                         8. SHARED VOTING POWER: 3,652,476

     BENEFICIALLY


        OWNED BY
                         9. SOLE  DISPOSITIVE POWER:   783,748

         EACH

                        10. SHARED DISPOSITIVE POWER: 3,652,476
       REPORTING


        PERSON


         WITH



-------- -----------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:   4,436,224


-------- -----------------------------------------------------------------------

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS):            |_|

-------- -----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.0%


-------- -----------------------------------------------------------------------

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               IN
-------- -----------------------------------------------------------------------

         This Amendment No. 7 amends Amendment No. 2 to the Statement on
Schedule 13D dated December 3, 2002, as amended by Amendment No. 3 thereto dated December 9, 2002, Amendment No. 4 thereto dated March 24, 2003, Amendment No. 5 thereto dated March 24, 2005 and Amendment No. 6 thereto dated May 8, 2005 (together, the "Schedule 13D"), relating to the ordinary shares, par value
NIS 0.5 per share (the "Ordinary Shares") of TTI Team Telecom International Ltd. ("TTI"), a company incorporated under the laws of the State of Israel, previously filed by Arad Investment and Industrial Development Ltd. ("Arad") and Shlomo Eisenberg ("Mr. Eisenberg"), among others.


Item 2.  Identity and Background.



           Item 2(b) of the Schedule 13D is hereby amended by changing the business address of Arad to 3 Har Sinai Street, Tel Aviv 65816, Israel.



           Item 2(c) of the Schedule 13D is hereby amended by adding the following:

           On June 2, 2005, the Supreme Court of Israel rejected the appeal of Arad and Mr. Eisenberg to overturn their convictions in the case described in Amendment No. 5 to the Schedule 13D but reduced Mr. Eisenberg's prison sentence to 12 months. On such date, Mr. Eisenberg ceased serving as a director of Arad and its subsidiaries.

Item 5.     Interest in Securities of the Issuer:

     Item 5(a) of the Schedule 13D is hereby amended by replacing it in its entirely with the following:

     (a) Amount beneficially owned:

                  See Row 11 of the cover page for each Reporting Person.

                  (i) Arad, directly and indirectly (through a wholly owned corporation), holds 2,958,788 Ordinary Shares, which constitute 16.0% of the Company's outstanding shares. In addition, Arad owns 57.3% of Team Computers and Systems Ltd. ("Team Computers") and, therefore, may be deemed to beneficially own the 13,458 Ordinary Shares held by Team Computers and the 680,230 Ordinary Shares held by its wholly owned subsidiary, Team Software Industries Ltd. ("Team Software"). Arad disclaims any such beneficial ownership.

                  (ii) Mr. Eisenberg holds 28,101 Ordinary Shares directly and 755,647 Ordinary Shares indirectly through a wholly owned corporation, which constitute an aggregate of 4.2% of the Company's outstanding shares. The indirectly held shares, which were acquired in the share distribution of Team Computers on April 19, 2005, were inadvertently omitted from Amendment No. 6 to the Schedule 13D. In addition, Mr. Eisenberg, directly and indirectly (through a wholly owned corporation), owns approximately 14.6% of Team Computers and is also a member of the controlling group of shareholders of Arad. Therefore, Mr. Eisenberg may be deemed to beneficially own the Ordinary Shares held by Arad, Team Computers and Team Software. Mr. Eisenberg disclaims any such beneficial ownership.

           Percent of class:

                  See Row 13 of the cover page for each Reporting Person. As of May 22, 2005, the Company had 18,509,327 shares outstanding, consisting of 11,872,938 Ordinary Shares and 6,636,389 Series A Convertible Preferred Shares, which have one vote per share.

Item 7.   Material to Be Filed as Exhibits

Exhibit A         Joint Filing Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 26, 2005


                         ARAD INVESTMENT AND INDUSTRIAL DEVELOPMENT LTD.



                                By:  /s/ Ilan Toker
                                   ---------------------
                                Ilan Toker, President and CFO



                                /s/ Shlomo Eisenberg
                                -----------------------
                                SHLOMO EISENBERG

                                    EXHIBIT A

                                    AGREEMENT


         The undersigned hereby agree to the joint filing on their behalf of the statement to which this exhibit is appended.

June 26, 2005


                         ARAD INVESTMENT AND INDUSTRIAL DEVELOPMENT LTD.



                                By: /s/ Ilan Toker
                                  -----------------------
                                Ilan Toker, President and CFO



                                /s/ Shlomo Eisenberg
                                ---------------------------
                                SHLOMO EISENBERG